Intervest Bancshares Corporation

One Rockefeller Plaza, Suite 400

New York, NY 10020-2002

By EDGAR – As Correspondence

July 11, 2011

The Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Matt McNair

Division of Corporation Finance

RE:	Intervest Bancshares Corporation

Registration Statement on Form S-1

File No.: 333-170087

Ladies and Gentlemen:

Intervest Bancshares Corporation (the “Registrant”) hereby advises the Staff that the Post-Effective Amendment No. 1, filed on July 8, 2011, to the above-referenced Registration Statement on Form S-1 of the Registrant, was filed by the Registrant to deregister all 850,000 shares of the Registrant’s Class A common stock originally registered under such Registration Statement.

Very truly yours,

INTERVEST BANCSHARES CORPORATION

By:	/s/ Lowell S. Dansker
Lowell S. Dansker
Chairman and Chief Executive Officer